September 5, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-34984

Dear Ms. Jenkins:

On behalf of First Majestic Silver Corp. (the “Company”), this letter responds to your letter, dated August 14, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report of the Company on Form 40-F for the Year Ended December 31, 2013 (the “Annual Report”), filed on March 27, 2014. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Exhibit 99.1

Annual Information Form

Description of Business, Mineral Projects, Summary of Reserves and Resources, page 22

1.

In note (2) on page 23, you state that management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver mine is feasible. You further state on page 20 of Exhibit 99.3 that the NI 43-101 Technical Reports published by Silvermex relating to the La Guitarra mine have not been approved by you. As a result, the La Guitarra mine currently has no disclosed reserves or resources. Please tell us your expected timing for publishing a NI 43-101 Technical Report for the La Guitarra mine.

Consistent with all of the Company’s operating mines, internal Reserves and Resources estimates for the La Guitarra mine were prepared by the Company’s Qualified Persons at December 31, 2013. It is the Company’s practice to have its resource estimates reassessed annually by its internal Qualified Persons. The resource estimates are subject to the same level of diligence as estimates compiled for technical reporting purposes under National Instrument 43-101, and they are compiled pursuant to the standards of duly certified Qualified Persons. Therefore, management is confident that these internal estimates can be relied upon by management for operating and external reporting purposes.

For technical reporting purposes, the Company is continuing its exploration and development program to validate the acquired drilling data and resource models, as well as to update data for its mining operations and additional drilling and development activities and to ensure all of the necessary operating parameters, descriptive information and details that have been compiled sufficiently to meet NI 43-101 Technical Report standards. The Company is currently planning on publishing an updated NI 43-101 Technical Report for La Guitarra no later than March 31, 2015, using a cut-off date of December 31, 2014.

Exhibit 99.2

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, Mining Interests, page 4

2.

Please revise your accounting policy disclosures related to the depletion of mining interests at producing properties to also address the La Guitarra producing property, which had no disclosed reserves or resources as of December 31, 2013 and had $5.4 million in depletion and amortization during 2013 as shown in Note 13 on page 18. Please provide us your revised disclosures.

As disclosed in the Company’s MD&A for the year ended December 31, 2013, the Company did not rely on historical Reserves and Resources estimates of La Guitarra due to the assumption in those estimates that part of the mine will operate as an open pit operation. Management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico.

While the Company is still progressing on validating the resource models and no disclosure of Reserves and Resources for La Guitarra were provided as at December 31, 2013, management relied on its own internal Reserves and Resources estimates prepared by the Company’s internal Qualified Persons for its ongoing operations and for accounting purposes.

The Company proposes to enhance its accounting policy disclosure for Mining Interests in future filings by including the additional underlined explanation to the existing policy description as follows:

“Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan. If no externally published Reserves and Resources are available, the Company may rely on internal Reserves and Resources estimates for purpose of determining depletion.”

Note 14. Impairment of Goodwill and Mining Interests, page 21

3.

Please tell us what information you relied upon for impairment testing of the mineral interests at the La Guitarra producing property as of December 31, 2013 in the absence of a feasible NI 43-101 technical report. Please also tell us how you concluded that this other information was reliable for this purpose.

Consistent with our response to question #2 above, management relied on its own internal Reserves and Resources estimates at La Guitarra for both operational and for accounting purposes, including impairment testing of goodwill and mining interests as at December 31, 2013.

Management would like to comment that the internal Reserves and Resources estimates for the La Guitarra mine were prepared with the same standards and procedures, as reviewed and approved by the Company’s Qualified Persons, as all of the Company’s other operating mines. Commodity prices and cut-off grades were updated to be consistent with market conditions, while operating costs, grades and recoveries were updated based on historical operating results to arrive at our internal estimates of Reserves and Resources. The delay in publication of a NI 43-101 Technical Report for the La Guitarra mine is due to additional detailed information that needs to be compiled from the Company’s operations of the mine and reviewed by our Qualified Persons, including updates to capital and operating cost estimates, metallurgical testing and environmental studies, permitting and social or community impact, among others, as is necessary to be included as part of the Technical Report’s detailed disclosure requirements.

Therefore, management concludes and is confident that the internal Reserves and Resources estimates, which are reviewed by the Company’s internal Qualified Persons, are reliable for the purpose of the impairment tests performed as at the December 31, 2013 annual reporting date.

Note 28. First Silver Litigation, page 39

4.

You have deferred gain recognition on the June 27, 2013 payment of $14.1 million received in connection with the First Silver Litigation. Please tell us the steps in the appeals process still available to the other party and discuss their potential duration.

A brief history of the defendant’s appeal process is provided as follows:

  April 24, 2013 – Supreme Court of British Columbia issues Reasons for Judgement of $93.84 million in favour of First Majestic Silver Corp. against the defendant Hector Davila Santos
  May 23, 2013 – Defendant commences a Notice of Appeal to the Appeal Court of British Columbia
  September 30, 2013 – First Majestic files an application to dismiss the appeal as abandoned as more than 90 days transpire after the June 27, 2013 Motion
  October 9, 2013 – the applications are heard by a single judge of the British Columbia Court of Appeal in chambers
  October 23, 2013 – A Judge of the British Columbia Court of Appeal releases dismissal of the appeal as abandoned
  Late October 2013 – the defendant initiates an application to vary or change the Appeal Dismissal Order issued by the British Columbia Court of Appeal on the grounds that a single judge may not rule on the appeal, that a “Division of the Court of Appeal” must rule, requiring a three judge panel to provide a ruling
  March 2014 – A three judge panel was formed to determine if the appeal judge made an error in law or principle. The panel sets aside the Appeal Dismissal Order for jurisdictional reasons.
  April 2014 – the Company brings a new application to the British Columbia Court of Appeal to dismiss the appeal of the defendant
  June 2014 – the British Columbia Court of Appeal rules in favour of First Majestic and dismisses the appeal of the defendant
  June 2014 – the defendant files an application for leave to appeal to the Supreme Court of Canada, last avenue of appeal available in Canada

As outlined in the history above, despite a positive ruling by the Supreme Court of British Columbia in April 2013, the defendant had been aggressively pursuing various legal avenues, applications, and appeals to reverse the April 3013 judgement. In the Company’s opinion, the judgment against the defendant was not regarded as conclusive until the outcomes of the various appeals were determinable, and the advice of the Company’s legal counsel was that the outcome of the appeals was not determinable. Therefore, the net litigation proceeds of $14.1 million were recorded as a deferred litigation gain rather than being recognized as income in 2013.

On June 5, 2014, the British Columbia Court of Appeal dismissed the defendant’s appeal. The defendant filed an application for leave to appeal to the Supreme Court of Canada on June 27, 2014, the only higher court in Canada than the British Columbia Court of Appeal. The Supreme Court of Canada is the final court of appeal for both civil and criminal cases in Canada. The defendants' appeal is one that can only be brought with leave of the Court. It is generally understood that leave will be granted only where the case raises a legal issue of public or national importance. The Company’s legal counsel has advised that this appeal is highly unlikely to be accepted for hearing at the Supreme Court of Canada.

Under IFRS 37, “Provisions, contingent liabilities and contingent assets” paragraph 33 “contingent assets are not recognised in financial statements since this may result in the recognition of income that may never be realised. However, when the realisation of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate”.

As at June 30, 2014, it is management’s opinion, under the guidance of legal counsel, that the defendant will not succeed in its further attempt to appeal to the Supreme Court of Canada, and therefore the net litigation proceeds of $14.1 million are now virtually certain to be realized and the Company will not be required to refund the litigation gain to the defendant. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter of 2014.

Exhibit 99.11

Consent of Deloitte LLP

5.	Please include a signed consent in an amendment to your Form 40-F.

Upon management’s further review of the Form 40-F that was filed on March 27, 2014, management has concluded that the filing which was made with the consent of its auditors was filed in error, as the signature on the filed Edgar version was omitted. A signed consent from Deloitte LLP will be amended to the Company’s Amended Form 40-F as per your request.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:

Jamie Kessel, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer
Salvador Garcia, Chief Operating Officer
Ramon Mendoza, Vice President of Technical Services
Stewart Muglich, Clark Wilson, LLP
James Beeby, Miller O’Connor Irwin, LLP
Terry Neill, Deloitte LLP